FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 001-14554

Banco Santander Chile
Santander Chile Bank
(Translation of Registrant’s Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Appointment of directors

In accordance with the provisions of 44 of the General Banking Law, it is reported that the Ordinary Shareholders' Meeting of Banco Santander-Chile, held on April 24, 2018, confirmed the appointment of Claudio Melandri Hinojosa, Félix de Vicente Mingo and Alfonso Gómez Morales as Directors of the institution, who had been previously appointed by the Board.

CLAUDIO MELANDRI HINOJOSA

Chairman of the Board

Payment of dividend

Information for shareholders of Banco Santander –Chile:

At the Ordinary Shareholders' Meeting held on April 24, 2018, the dividend payment of $2.24791611 per share was agreed, charged to income for the year 2017. The referred dividend will be available to the shareholders as of April 25 at the Bank's Head Offices located at Bandera No. 140, Santiago, and in any of its branches, both in the Metropolitan Region and the rest of the country.

Those who are registered in the Register of Shareholders at midnight on April 19, 2018 are entitled to this dividend.

CLAUDIO MELANDRI HINOJOSA

Chairman of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCO SANTANDER-CHILE

By:	/s/ Cristian Florence
Name:	Cristian Florence
Title:	General Counsel

Date: April 26, 2018